                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___) (1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 9, 2003
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

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         (1)    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 2 OF 11 PAGES

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         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Price Group LLC
         52-2255962
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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
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         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
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                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            415,577 (see Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8

          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            415,577 (see Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         415,577 (see Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         6.0% (see Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         OO
--------------------------------------------------------------------------------

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 3 OF 11 PAGES

           This statement on Schedule 13D is filed by The Price Group LLC, a California limited liability company, and relates to the common stock, par value $0.0001 of PriceSmart, Inc., a Delaware corporation.


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.0001 of PriceSmart, Inc. ("PriceSmart Common Stock"), a Delaware corporation ("PriceSmart").

     The address of the principal executive offices of PriceSmart is 4649 Morena Boulevard, San Diego, California 92117.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by The Price Group LLC, a California limited liability company ("TPG").

                   The managers of TPG (collectively, the "TPG Managers"), each of whom is a citizen of the United States, are as follows:

                       Sol Price
                       Robert E. Price
                       James F. Cahill
                       Jack McGrory
                       Murray Galinson
                       Kathy Hillan
                       Joseph R. Satz

                   Each of the TPG Managers disclaims membership in a group with TPG, and TPG disclaims membership in a group with any of the TPG managers.

         (b) The principal executive office of TPG and the principal business address of each of the TPG Managers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c)       The principal business of TPG is real estate and investment.

                   The principal occupation of Mr. S. Price is self-employed investor and manager of TPG. The current occupation of Mr.
                   R. PRice is acting Chief Executive Officer of PriceSmart. The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of TPG.

         (d)-(e) During the last five years, neither TPG nor any of the TPG Managers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 4 OF 11 PAGES


                   future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     On August 11, 2000, TPG received a capital contribution of 165,577 shares of PriceSmart Common Stock from the Sol and Helen Price Trust. Mr. S. Price is the trustee of the Sol and Helen Price Trust.

     On July 9, 2003, TPG acquired for cash 5,000 shares of PriceSmart's 8% Series B Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series B Preferred Stock"), from PriceSmart in a private transaction for $1,000 per share. The Series B Preferred Stock is convertible at the option of the holder at any time, or automatically on July 9, 2013, into shares of PriceSmart Common Stock at a conversion price of $20.00 per share, subject to customary anti-dilution adjustments; accrues a cumulative preferential dividend at an annual rate of 8% payable quarterly in cash; and may be redeemed by PriceSmart at any time on or after July 9, 2008. PriceSmart is required to register with the Securities and Exchange Commission the shares of PriceSmart Common Stock issuable upon conversion of the Series B Preferred Stock.

     The foregoing description of the terms of the Series B Preferred Stock is qualified in its entirety by reference to the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated July 9, 2003, which is incorporated herein in its entirety by reference in response to this Item 3 and as Exhibit 1 to this Schedule 13D.

     All cash paid by TPG in connection with the acquisition of PriceSmart securities pursuant to the transactions described in this Item 3 were funded by working capital of TPG.


ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth above in Item 3 is incorporated herein by reference. All shares of PriceSmart Common Stock and Series B Preferred Stock held by TPG are held for investment purposes only.

     While TPG does not have any present plans to purchase additional shares of PriceSmart Common Stock or other PriceSmart securities or to sell any of the shares

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 5 OF 11 PAGES

     of PriceSmart Common Stock or other PriceSmart securities held by it, it may determine to make such purchases or sales, from time to time, in the open market or otherwise, depending upon price, market conditions, availability of or need for funds, evaluation of alternative investments, and other factors.

     Other than as set forth in this Schedule 13D, TPG does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of PriceSmart or the disposition of securities of PriceSmart; (b) an extraordinary corporate transaction involving PriceSmart or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of PriceSmart or any of its subsidiaries; (d) any change in the present board of directors or management of PriceSmart;
     (e) any material change in the present capitalization or dividend policy of PriceSmart; (f) any other material change in PriceSmart's business or corporate structure; (g) changes in PriceSmart's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of PriceSmart by any person; (h) causing a class of securities of PriceSmart to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of PriceSmart becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any other similar action.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) TPG presently beneficially owns 415,577 shares of PriceSmart Common Stock, representing approximately 6.0% of the issued and outstanding PriceSmart Common Stock.(2) These 415,577 shares include 250,000 shares of PriceSmart Common Stock issuable upon conversion of the 5,000 shares of Series B Preferred Stock beneficially owned by TPG. Of these 415,577 shares, TPG has sole voting and dispositive power over all 415,577 shares and shared voting and dispositive power over none.

                    TPG Managers may be deemed to beneficially own, in the aggregate, 3,577,713 shares of PriceSmart Common Stock (including 9,000 shares underlying stock options exercisable within 60 days of the date of this filing, 1,650 shares of PriceSmart's 8% Series A Cumulative Convertible Redeemable Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"), currently convertible into 43,998 shares of PriceSmart Common Stock and 22,000 shares of Series B Preferred Stock currently convertible into 1,100,000 shares of PriceSmart Common Stock), representing approximately 52.1% of the issued and outstanding PriceSmart Common Stock.(3) The beneficial ownership of shares by each of the TPG Managers is as follows(4):

                            Mr. S. Price may be deemed to beneficially own 2,631,597 shares of PriceSmart Common Stock (including 1,650 shares of Series A Preferred Stock currently convertible into 43,998 shares of PriceSmart Common Stock and 17,000 shares of Series B Preferred Stock currently convertible into 850,000 shares of PriceSmart Common Stock), representing approximately 38.3% of the issued and outstanding PriceSmart Common Stock, 403,260 shares over which he has sole voting and dispositive power and 2,228,337 shares over which he has shared voting and dispositive power. Helen Price is the wife of Mr.
                            S. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 6 OF 11 PAGES


                            Mr. R. Price may be deemed to beneficially own 3,107,210 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 15,000 shares of Series B Preferred Stock currently convertible into 750,000 shares of PriceSmart Common Stock), representing approximately 45.2% of the issued and outstanding PriceSmart Common Stock, 212 shares over which he has sole voting and dispositive power and 3,106,998 shares over which he has shared voting and dispositive power. Allison Price is the wife of Mr.
                            R. Price. To the extent that she may be deemed to beneficially own shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.

                            Mr. Cahill may be deemed to beneficially own
                            2,285,330 shares of PriceSmart Common Stock
                            (including 3,750 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 33.3% of the issued and outstanding PriceSmart Common Stock, 7,625 shares over which he has sole voting and dispositive power and 2,277,705 shares over which he has shared voting and dispositive power.

                            Mr. McGrory may be deemed to beneficially own 2,231,337 shares of PriceSmart Common Stock (including 3,000 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.5% of the issued and outstanding PriceSmart Common Stock, 3,000 shares over which he has sole voting and dispositive power and 2,228,337 shares over which he has shared voting and dispositive power.

                            Mr. Galinson may be deemed to beneficially own 2,235,587 shares of PriceSmart Common Stock (including 2,250 shares underlying stock options exercisable within 60 days of the date of this filing and 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.5% of the issued and outstanding PriceSmart Common Stock, over which he has sole voting and dispositive power with respect to 2,250 shares and over which he has shared voting and dispositive power with respect to 2,233,337 shares.

                            Mr. Satz may be deemed to beneficially own 2,228,337 shares of PriceSmart Common Stock (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.4% of the issued and outstanding PriceSmart Common Stock, over which he has sole voting and dispositive power with respect to zero shares and over which he has shared voting and dispositive power with respect to 2,228,337 shares.

                            Ms. Hillan may be deemed to beneficially own
                            2,228,337 shares of PriceSmart Common Stock
                            (including 1,100 shares of Series A Preferred Stock currently convertible into 29,332 shares of PriceSmart Common Stock and 10,000 shares of Series B Preferred Stock currently convertible into 500,000 shares of PriceSmart Common Stock), representing approximately 32.4% of the issued and outstanding PriceSmart Common Stock, over which she has sole voting and dispositive power with respect to zero shares and over which she has shared voting and dispositive power with respect to 2,228,337 shares.

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 7 OF 11 PAGES


                    The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the TPG Managers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the TPG Managers, Ms. H. Price and/or Ms. A. Price. The exceptions are as follows:

                            Mr. R. Price shares voting and dispositive power over 7,522 shares of PriceSmart Common Stock with Rebecca Price. Ms. R. Price is self-employed.

                            Mr. Cahill shares voting and dispositive power over 5,210 shares of PriceSmart Common Stock with Ben Price, 3,910 shares of PriceSmart Common Stock with Jonas Price and

                            40,248 shares of PriceSmart Common Stock with Elliot Feurstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feurstein is a property manager. Mr. Spring is an attorney.

                            Mr. Galinson shares voting and dispositive power over 5,000 shares of PriceSmart Common Stock with his wife, Elaine Galinson. Ms. Galinson is not presently employed.

                            The principal business address of each of Ms. A. Price, Ms. H. Price, Ms. R. Price, Mr. B. Price, Mr.
                            J. Price and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feurstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004. Ms. A. Price and Ms. H. Price are not presently employed.

                            None of Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feurstein and Mr. Spring have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                            Each of Ms. A. Price, Ms. H. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feurstein and Mr. Spring is a citizen of the United States.

               (c) The information set forth above in Item 3 is incorporated herein by reference. The information set forth in Item 3 of Amendment No. 3 to Schedule 13D, filed on or around July 18, 2003, by Mr. R. Price with the Securities and Exchange Commission, and the information set forth in Item 3 of Amendment No. 6 to Schedule 13D, filed on or around July 18, 2003, by Mr. Price with the Securities and Exchange Commission, are incorporated herein by reference.

               (d)  Not applicable.

               (e)  Not applicable.

     -----------

     (2) Calculation of percentage ownership of PriceSmart Common Stock is based on approximately 6,871,913 shares estimated to be issued and outstanding as of May 31, 2003, as reported in the Quarterly Report on Form 10-Q filed by PriceSmart with the Securities and Exchange Commission on July 15, 2003.

     (3) These 3,577,713 shares include the 415,577 shares beneficially owned by TPG. Shares that may be deemed to be beneficially owned by more than one of the TPG Managers were not double-counted in arriving at the 3,577,713 figure.

     (4) Shares disclosed for each of the TPG Managers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz and Ms. Hillan all include 1,179,048 shares held by the Price Family Chartible Fund, an entity for which each of them serves as an officer or director, 415,577 shares held by TPG, an entity for which each of them serves as a manager, and 633,712 shares held by San Diego Revitalization Corporation, an entity for which each of them serves as an officer or director.

     Disclosure of shares with respect to any of the TPG Managers should not be construed as any admission of beneficial ownership of such shares.

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 8 OF 11 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Grupo Gigante, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Gigante"), entered into a Right of First Refusal Agreement dated as of January 15, 2002 (the "Right of First Refusal Agreement") with Robert E. Price, Sol Price, PFCF, TPG, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust (each a "Price Entity," and collectively, the "Price Entities"), pursuant to which, in the event the Price Entities desire to sell, give or otherwise transfer shares of PriceSmart Common Stock owned by the Price Entities to any party other than to (i) another Price Entity, (ii) Gigante or (iii) in the case of a Price Entity that is a trust, the beneficiary of the trust upon an event causing a distribution of trust assets under the trust's governing documents, the Price Entities are obligated to offer to sell the PriceSmart Common Stock to Gigante on the same terms, except that the Price Entities are permitted to sell, give or otherwise transfer an aggregate of 50,000 shares of the PriceSmart Common Stock without regard to the transfer restrictions in the Right of First Refusal Agreement. For purposes of the Right of First Refusal Agreement, any merger, recapitalization, sale, transfer or other business combination or disposition involving 50% or more of PriceSmart's assets will constitute a transfer requiring the Price Entities to first offer the PriceSmart Common Stock to Gigante. This right of first refusal, unless sooner terminated in accordance with the terms of the Right of First Refusal Agreement, will remain in effect until January 22, 2003. Under the Right of First Refusal Agreement, the Price Entities also have agreed to vote the PriceSmart Common Stock in favor of the election of Gigante's designee to the PriceSmart board of directors until January 22, 2004 or until PriceSmart is no longer required to nominate such designee pursuant to the Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between PriceSmart and Gigante, whichever occurs first.

------------------------------------

ITEM 7.  EXHIBITS.

     Exhibit 1 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 9 OF 11 PAGES

                  Qualifications, Limitations and Restrictions Thereof, dated July 9, 2003.

     Exhibit 2 Series B Preferred Stock Purchase Agreement dated as of July 9, 2003 between PriceSmart and the Investors Listed on Exhibit A thereto.

     Exhibit 3 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price
                  Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).

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CUSIP NO. 741511109                SCHEDULE 13D              PAGE 10 OF 11 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  July 18, 2003


                                         The Price Group LLC


                                         /s/ James F. Cahill
                                         ---------------------------------------
                                         By: James F. Cahill
                                         Title: Executive Vice President



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CUSIP NO. 741511109                SCHEDULE 13D              PAGE 11 OF 11 PAGES

                                  EXHIBIT INDEX

     EXHIBIT NO.   DESCRIPTION
     -----------   -----------

     Exhibit 1 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series B Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated July 9, 2003.

     Exhibit 2 Series B Preferred Stock Purchase Agreement dated as of July 9, 2003 between PriceSmart and the Investors Listed on Exhibit A thereto.

     Exhibit 3 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price
                 Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).